EXHIBIT 99.14
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

On 29 April 2021, the following PDMR/KMP sold shares as follows:

Security	Name of PDMR/KMP	Number of shares sold	Price per share AUD$
Rio Tinto Limited	Simon Trott	7,748	123.103950

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404